**UNITED STATES DISTRICT COURT**
**FOR THE DISTRICT OF MARYLAND**

| | | |
|---|---|---|
| Braemar Hotels & Resorts Inc., | ) | |
| 14185 Dallas Pkwy., Suite 1200 | ) | |
| Dallas, TX 75254 | ) | Case No. |
| | ) | |
| Plaintiff, | ) | |
| | ) | |
| v. | ) | |
| | ) | |
| Babak Ghassemieh, | ) | |
| 9255 Sunset Blvd., Suite UPH | ) | |
| West Hollywood, CA 90069 | ) | |
| | ) | |
| Fred Ghassemieh, | ) | |
| 9255 Sunset Blvd., Suite PH | ) | |
| West Hollywood, CA 90069 | ) | |
| | ) | |
| Samuel J. Jagger, | ) | |
| 225 N. Canon Dr. | ) | |
| Beverly Hills, CA 91326 | ) | |
| | ) | |
| Alex Ghassemieh, | ) | |
| 9255 Sunset Blvd., Suite UPH | ) | |
| West Hollywood, CA 90069 | ) | |
| | ) | |
| Fataneh Ghassemieh, | ) | |
| 9255 Sunset Blvd., Suite UPH | ) | |
| West Hollywood, CA 90069 | ) | |
| | ) | |
| Ali Afshari, | ) | |
| 9255 Sunset Blvd., Suite PH | ) | |
| West Hollywood, CA 90069 | ) | |
| | ) | |
| Mahyar Amirsaleh, | ) | |
| 61 W Palisade Ave. | ) | |
| Englewood, NJ 07632 | ) | |
| | ) | |
| Lillian Ghassemieh, | ) | |
| 842 Devon Ave. | ) | |
| Los Angeles, CA 90024 | ) | |
| | ) | |

1

132737396

Kambiz Ghassemieh,                                    )
9255 Sunset Blvd., Suite UPH                          )
West Hollywood, CA 90069                              )
                                                      )
Mahvash Ehsani,                                       )
10430 Wilshire Blvd., Suite 707                       )
Los Angeles, CA 90024                                 )
                                                      )
Jennifer Gareis,                                      )
1027 Summit Dr.                                       )
Beverly Hills, CA 90210                               )
                                                      )
Christina Matthias,                                   )
842 Devon Ave.                                        )
Los Angeles, CA 90024                                 )
                                                      )
Eric Ghassemieh,                                      )
1060 Laurel Way                                       )
Beverly Hills, CA 90210                               )
                                                      )
Gavin Ghassemieh,                                     )
1027 Summit Dr.                                       )
Beverly Hills, CA 90210                               )
                                                      )
Sophia Ghassemieh,                                    )
1027 Summit Dr.                                       )
Beverly Hills, CA 90210                               )
                                                      )
Lewis Stanton,                                        )
9255 Sunset Blvd., Suite UPH                          )
West Hollywood, CA 90069                              )
                                                      )
Farhad Ghassemieh,                                    )
9255 Sunset Blvd., Suite UPH                          )
West Hollywood, CA 90069                              )
                                                      )
Cyrus Amirsaleh,                                      )
61 W Palisade Ave.                                    )
Englewood, NJ 07632                                   )
                                                      )
Fred Ghassemieh Children's Trust,
9255 Sunset Blvd., Suite UPH                          )
West Hollywood, CA 90069                              )
                                                      )
                                                      )

2

Feridoon Ghassemieh Descendant's Trust,    )
9255 Sunset Blvd., Suite UPH    )
West Hollywood, CA 90069    )
    )
Trust FBO Feridoon Ghassemieh,    )
9255 Sunset Blvd., Suite UPH    )
West Hollywood, CA 90069    )
    )
Trust FBO Alex Ghassemieh,    )
9255 Sunset Blvd., Suite UPH    )
West Hollywood, CA 90069    )
    )
Bob Ghassemieh 2021 Children's Trust,    )
9255 Sunset Blvd., Suite UPH    )
West Hollywood, CA 90069    )
    )
Lillian Ghassemieh 2021 Children's Trust,    )
9255 Sunset Blvd., Suite UPH    )
West Hollywood, CA 90069    )
    )
Trust FBO Firouzeh Ghassemieh,    )
9255 Sunset Blvd., Suite UPH    )
West Hollywood, CA 90069    )
    )
Alpine Lake Partners, LP,    )
61 W Palisade Ave.    )
Englewood, NJ 07632    )
    )
BL PCH LLC,    )
9255 Sunset Blvd., Suite UPH    )
West Hollywood, CA 90069    )
    )
Pacific SHG Ventures, LLC,    )
9255 Sunset Blvd., Suite UPH    )
West Hollywood, CA 90069    )
    )
Morning View Hotels BH I, LLC,    )
9255 Sunset Blvd., Suite UPH    )
West Hollywood, CA 90069    )
    )
Palm Lake GP, LLC,    )
61 W Palisade Ave.    )
Englewood, NJ 07632    )
    )
    )

3

Brancous LP1,                                  )
56A Mill St E #290                             )
Acton, Ontario L7J 1H3                         )
Canada                                         )
                                               )
Alejandro Malbran,                             )
Little Water Farm, Ashurst Wood                )
East Sussex, RH19 3PQ                          )
United Kingdom,                                )
                                               )
                    Defendants.                )
                                               )

## COMPLAINT

Plaintiff Braemar Hotels & Resorts, Inc. ("Braemar" or the "Company"), by its undersigned attorneys, for its Complaint against Defendants Babak ("Bob") Ghassemieh, Fred Ghassemieh, Samuel J. Jagger, Alex Ghassemieh, Fataneh Ghassemieh, Ali Afshari, Mahyar Amirsaleh, Lillian Ghassemieh, Kambiz Ghassemieh, Mahvash Ehsani, Jennifer Gareis, Christina Matthias, Eric Ghassemieh, Gavin Ghassemieh, Sophia Ghassemieh, Lewis Stanton, Farhad Ghassemieh, Cyrus Amirsaleh, Fred Ghassemieh Children's Trust, Feridoon Ghassemieh Descendant's Trust, Trust FBO Feridoon Ghassemieh, Trust FBO Alex Ghassemieh, Bob Ghassemieh 2021 Children's Trust, Lillian Ghassemieh 2021 Children's Trust, Trust FBO Firouzeh Ghassemieh, Alpine Lake Partners, LP, BL PCH LLC, Pacific SHG Ventures, LLC, Morning View Hotels BH I, LLC, Palm Lake GP, LLC (collectively, the "Ghassemieh Defendants"), Brancous LP1 ("Brancous"), and Alejandro Malbran (collectively, the "Defendants"), alleges on knowledge as to itself and upon information and belief as to all other matters as follows:

4

**NATURE OF THE ACTION**

1.      Braemar is a publicly traded corporation that invests primarily in luxury and upscale hotels in gateway and resort locations.  Defendants are a group of owners of Braemar common stock and Series B Preferred Stock.

2.      The leaders of Defendants' group have been long-time dissidents who have frequently been adverse to the Company.  Defendants' contentious stance towards Braemar extends back to 2024, when they launched coordinated campaigns to criticize Braemar's strategic decisions and governance.  Defendants Brancous and Bob Ghassemieh started a public campaign opposing the Company's strategy, its Board of Directors (the "Board"), and its management, filing several improper communications to Braemar's stockholders.  In those letters, they criticized an agreement (the "Advisory Agreement") between Braemar, its operators Ashford Hospitality Advisors LLC and Ashford Inc. (together, the "Advisor") and certain of their affiliates, and specifically criticized its termination fee provision, that they claimed was too high.  The Advisory Agreement, including the termination provision, was approved by the stockholders, indeed 95% of stockholders, which is an extremely high approval rate.  To facilitate a potential sale of the Company, the Company later entered into an agreement (as amended, the "Letter Agreement") with the Advisor in order to agree upon the amount of the termination fee that would be payable upon a sale of the Company, which both discounted the amount of that fee and clarified the circumstances in which such fee would be payable.  Brancous and Bob Ghassemieh then complained about the Board's work in reducing the termination payment.  Brancous and Bob Ghassemieh also made failed attempts to replace Braemar's Board in the months leading up to Braemar's 2025 Annual Meeting of Stockholders.

3.      In an effort to protect the Company from further attacks, Braemar entered into an agreement with Bob Ghassemieh (the "Standstill Agreement") to allow him to join the Company's Board.   In return, Bob Ghassemieh agreed, among other things, to refrain from directly or indirectly acting in a manner adverse to the company, including by (i) forming a "group" with other Company stockholders within the meaning of Section 13(d) of the Securities Exchange Act ("Exchange Act"), (ii) making or encouraging any solicitation or other stockholder campaign, and (iii) supporting proposals to change Company management or business.

4.      Notwithstanding these obligations, Bob Ghassemieh continued coordinate with dissident Company stockholders and act in an adversarial manner towards the Company and the rest of the Board.   Immediately after joining the Board and agreeing to the terms of the Standstill Agreement, Bob Ghassemieh spoke with a large Company stockholder, Mr. Wafic Saïd, concerning Company business, which he only admitted to months later.   Upon information and belief, and as further described below, Bob Ghassemieh's conduct has persisted undeterred.

5.      At a Board meeting on December 21, 2025, Bob Ghassemieh voiced an erroneous reading of the termination fee provision in the Advisory Agreement, specifically that it was subject to contractual renegotiation in 2027.   Bob Ghassemieh stated that the Company had no need to undergo a sale process, and should instead renegotiate the termination payment under a renewal provision in the Advisory Agreement.   Bob Ghassemieh's theory was incorrect because the termination payment is governed by the Letter Agreement, not the Advisory Agreement. Additionally, the renegotiation provision in the Advisory Agreement applies to only a small portion of the fee, and even that small portion is capped.   Further, the renegotiation provision contemplates an increase in fees as much as it contemplates a potential decrease in fees.   And if the parties do not agree, then that relatively small potential change in the fees, either as an increase

6

or decrease, is subject to arbitration, which would require the Company to spend substantial time and money seeking a price adjustment that could potentially only increase the fees.

6.      Weeks later, on February 2, 2026, Brancous filed a public letter to stockholders, styled as a Notice of Exempt Solicitation under SEC Rule 14a-2, advancing the same erroneous theory.  It is obvious that Bob Ghassemieh communicated his incorrect theory to Brancous for a number of reasons.  *One*, Brancous had been attacking the termination fee for more than a year and a half but had never come up with Bob Ghassemieh's erroneous interpretation and strategy.  To the contrary, Brancous had taken the near-exact opposite position in several prior communications with the Company and its stockholders, describing the Advisory Agreement as an "80-year contract that BHR can only terminate under extreme circumstances" which "effectively locks the company into a long-term arrangement," and complaining that the termination payment included "net earnings, not only for advisory services but for all contracts awarded to Ashford subsidiaries[.]"  *Two*, it is not credible that two parties independently came up with the same erroneous interpretation and strategy.  And *three*, Bob Ghassemieh recently admitted to "communicating with stockholders, including Brancous[.]"

7.      Bob Ghassemieh and Brancous's coordinated strategy and efforts to undermine the Company's leadership and strategic decisions, constitutes an undisclosed group within meaning of Section 13(d) of the Exchange Act.  Moreover, Brancous's "Notice of Exempt Solicitation" violates numerous securities laws.

8.      On February 20, 2026, the Board determined that Bob Ghassemieh had breached his obligations under the Standstill Agreement, and accepted Bob Ghassemieh's resignation.

9.      Defendants' misconduct has violated the disclosure and proxy rules that govern stockholder solicitations.  Plaintiff seeks damages and injunctive relief to prevent Defendants from

continuing their illegal efforts to solicit Braemar's stockholders in violation of federal securities laws. Plaintiff further seeks a declaration that the Ghassemieh Defendants must abide by their obligations under the Standstill Agreement.

## THE PARTIES

10.    Plaintiff Braemar Hotels & Resorts Inc. ("Braemar" or the "Company") is a publicly traded Maryland corporation with a principal place of business at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254. Braemar has elected to be taxed as a REIT under the Internal Revenue Code. Braemar does not have any dedicated employees and is run and operated by Ashford Hospitality Advisors LLC.

11.    Defendant Babak "Bob" Ghassemieh (referred to herein as Bob Ghassemieh) is an individual whose principal business address is 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069. He owns 2,615,949 shares of the Company. He is also a spouse of Jennifer Gareis, a parent of his minor children Gavin Ghassemieh and Sophia Ghassemieh, a Trustee of Bob Ghassemieh 2021 Children's Trust, Lillian Ghassemieh 2021 Children's Trust, and a Manager of BL PCH LLC and Morning View Hotels BH I, LLC. From August 2025 until February 20, 2026, he was a member of the Company's Board.

12.    Defendant Fred Ghassemieh is an individual whose principal business address is 9255 Sunset Blvd., Suite PH, West Hollywood, CA 90069. He is also a Trustee of Fred Ghassemieh Children's Trust and Feridoon Ghassemieh Descendant's Trust.

13.    Defendant Samuel J. Jagger is an individual whose principal business address is 225 N. Canon Dr., Beverly Hills, CA 91326.

14.     Defendant Alex Ghassemieh is an individual whose principal business address is 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.  He is also a Manager of Pacific SHG Ventures, LLC and Morning View Hotels BH I, LLC.

15.     Defendant Fataneh Ghassemieh is an individual whose principal business address is  9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

16.     Defendant Ali Afshari is an individual whose principal business address is 9255 Sunset Blvd., Suite PH, West Hollywood, CA 90069.

17.     Defendant Mahyar Amirsaleh is an individual whose principal business address is 165 Kings Rd., Palm Beach, FL 33480.  She is also a Manager of Alpine Lake Partners, LP.

18.     Defendant Lillian Ghassemieh is an individual whose principal business address is 842 Devon Avenue, Los Angeles, CA 90024.  She is a Trustee of Bob Ghassemieh 2021 Children's Trust and the Lillian Ghassemieh 2021 Children's Trust, and a Manager of BL PCH LLC.

19.     Defendant Kambiz Ghassemieh is an individual whose principal business address is  9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

20.     Defendant Mahvash Ehsani is an individual whose principal business address is 10430 Wilshire Blvd, Suite 707, Los Angeles, CA 90024.

21.     Defendant Jennifer Gareis is an individual whose principal business address is 1027 Summit Drive, Beverly Hills, CA 90210.  She is also a parent to her minor children Gavin Ghassemieh and Sophia Ghassemieh.

22.     Defendant Christina Matthias is an individual whose principal business address is 842 Devon Avenue, Los Angeles, CA 90024.

23.     Defendant Eric Ghassemieh is an individual whose principal business address is 1060 Laurel Way, Beverly Hills, CA 90210.

24.     Defendant Gavin Ghassemieh is an individual whose principal business address is 1027 Summit Drive, Beverly Hills, CA 90210.

25.     Defendant Sophia Ghassemieh is an individual whose principal business address is 1027 Summit Drive, Beverly Hills, CA 90210.

26.     Defendant Lewis Stanton is an individual whose principal business address is 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.  He is a Trustee of Trust FBO Feridoon Ghassemieh, Trust FBO Alex Ghassemieh, and Trust FBO Firouzeh Ghassemieh.

27.     Defendant Farhad Ghassemieh is an individual whose principal business address is 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.  He is a Trustee of Trust FBO Feridoon Ghassemieh and Trust FBO Firouzeh Ghassemieh.

28.     Defendant Cyrus Amirsaleh is an individual whose principal business address is 61 W Palisade Ave., Englewood, NJ 07632.  He is a Manager of Alpine Lake Partners, LP and Palm Lake GP, LLC.

29.     Defendant Fred Ghassemieh Children's Trust is a trust organized under the laws of California with a principal place of administration at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

30.     Defendant Feridoon Ghassemieh Descendant's Trust is a trust organized under the laws of California with a principal place of administration at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

31.     Defendant Trust FBO Feridoon Ghassemieh is a trust organized under the laws of New York with a principal place of administration at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

32.     Defendant Trust FBO Alex Ghassemieh is a trust organized under the laws of New York with a principal place of administration at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

33.     Defendant Bob Ghassemieh 2021 Children's Trust is a trust organized under the laws of California with a principal place of administration at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

34.     Defendant Lillian Ghassemieh 2021 Children's Trust is a trust organized under the laws of California with a principal place of administration at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

35.     Defendant Trust FBO Firouzeh Ghassemieh is a trust organized under the laws of New York with a principal place of administration at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

36.     Defendant Alpine Lake Partners, LP is a limited partnership organized under the laws of Delaware with a principal place of business at 61 W Palisade Ave., Englewood, NJ 07632.

37.     Defendant BL PCH LLC is a limited liability company organized under the laws of California with a principal place of business at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

38.     Defendant Pacific SHG Ventures, LLC is a limited liability company organized under the laws of California with a principal place of business at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

39.     Defendant Morning View Hotels BH I, LLC is a limited liability company organized under the laws of Delaware with a principal place of business at 9255 Sunset Blvd., Suite UPH, West Hollywood, CA 90069.

40.     Defendant Palm Lake GP, LLC is a limited liability company organized under the laws of Delaware with a principal place of business at 61 W Palisade Ave., Englewood, NJ 07632. It is a general partner of Alpine Lake Partners, LP.

41.     Defendant Brancous, LP1 is a limited partnership organized under the laws of Ontario, Canada with a principal place of business at 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada.

42.     Defendant Alejandro Malbran ("Malbran") is an individual and is the principal of Brancous. Upon information and belief, Malbran is a United States citizen who resides in East Sussex, United Kingdom.

43.     As of February 23, 2026, the Ghassemieh Defendants had accumulated 5,156,598 shares of Braemar, representing approximately 7.3% of Braemar's then outstanding common stock. As of October 17, 2025, Brancous had acquired 712,010 shares, representing an ownership stake of approximately 1.04%.

## JURISDICTION AND VENUE

44.     This action arises under Sections 13(d) and 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, and seeks to enforce the rules and regulations thereunder, including Rules 13d-1, 14a-2–14a-15. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa(a), as well as 28 U.S.C. §§ 1331 and 1367 because the Complaint alleges violations of federal rules and regulations and because its claims sufficiently relate to federal claims under Section 1367.[1]

---

[1] In the event that the claims against Malbran are dismissed, this Court would also have jurisdiction over the subject matter under 28 U.S.C. § 1332 as the amount in controversy exceeds $75,000 and the parties would then be completely diverse.

45.    This Court has personal jurisdiction over the Ghassemieh Defendants under Paragraph 21 of the Standstill Agreement.  Ex. 1, Standstill Agreement ¶ 21.  There, all parties agreed that any "suit, claim, action, or proceeding relating to [the] Agreement and the rights and obligations arising [there]under" must be "brought and exclusively determined in a federal or state court located in the State of Maryland." *Id.*  Each party submitted "to the exclusive jurisdiction of any federal or state court sitting in the State of Maryland[.]"  *Id.*  Further, under Paragraph 21, the parties agreed to be served with process in accordance with Paragraph 24 of the Standstill Agreement. *Id.*

46.    This Court has personal jurisdiction over Defendants under Fed. R. Civ. P. 4(k)(1)(C) and Section 27 of the Exchange Act, 15 U.S.C. § 78aa(a).  Exercising personal jurisdiction would be consistent with the Due Process Clause of the Fifth Amendment as all Ghassemieh Defendants reside in the United States.  Further, Brancous has disseminated false and materially misleading information to Braemar's investors, via an illicit purported solicitation filed with the Securities and Exchange Commission (the "SEC"), thereby harming Braemar, a United States corporation, in violation of the United States' securities laws.  Malbran signed, and, upon information and belief, caused Brancous to make these filings.  Brancous recently filed a lawsuit against the Company in this Court and brought claims under the United States' securities laws.  Upon information and belief, Malbran acted as Brancous's controller in all relevant respects in connection with these acts.

47.    This Court also has personal jurisdiction over Defendants under Fed. R. Civ. P. 4(k)(1)(A) and Maryland's long-arm statute, Md. Code Ann., Cts. & Jud. Proc. § 6-103. Exercising personal jurisdiction would also be consistent with the Due Process Clause of the Fourteenth Amendment.  Defendants have purposefully availed themselves of conducting

13

business, performing work, contracting to carry out services, and causing tortious injury in Maryland, by coordinating to direct an unlawful solicitation into Maryland containing false and materially misleading information meant to influence the stockholders of Braemar, a Maryland corporation.  Bob Ghassemieh served on the board of directors of the Company, a Maryland corporation.  Brancous has made nine securities filings on the subject of the Company, and those filings were directed at the EDGAR computer server which, upon information and belief, is located in Maryland.  Malbran signed, and, upon information and belief, caused Brancous to make these filings.  Brancous's lawsuit against the Company was brought in this District, and asserted a claim under Maryland law.  Upon information and belief, Malbran acted as Brancous's controller in all relevant respects in connection with these acts.

48.     Venue as to the Ghassemieh Defendants is proper in this District, under Paragraph 21 of the Standstill Agreement, 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act, 15 U.S.C. § 78aa(a).  Venue as to Brancous and Malbran is proper in this District under 28 U.S.C. § 1391(b) and (c) as well as under Section 27 of the Exchange Act, 15 U.S.C. § 78aa(a).


**FACTUAL BACKGROUND**


I.      **BRAEMAR IS PARTY TO THE ADVISORY AGREEMENT WITH ITS OPERATOR**

49.     On January 24, 2017, Braemar (then known as Ashford Hospitality Prime, Inc.) entered into an amended and restated advisory agreement with Ashford Inc. and certain of its affiliates to operate Braemar (the "Fourth Amended and Restated Advisory Agreement," Ex. 2). That Fourth Amended and Restated Advisory Agreement was approved by over by 95% of the Company's stockholders at the Company's annual meeting on Friday, June 9, 2017. Ex. 3, *Ashford Hospitality Prime, Inc., Ashford Prime Stockholders Approve Amendment To Advisory Agreement*

(June 12, 2017).  The Fourth Amended and Restated Advisory Agreement was later amended by the Fifth Amended and Restated Advisory Agreement (as amended, the "Advisory Agreement"), executed on April 23, 2018, among Braemar, Ashford Hospitality Advisors LLC and Ashford Inc. (together, the "Advisor") and certain of their affiliates.  Ex. 4, Advisory Agreement and Accompanying Form 8-K (Apr. 23, 2018). This amendment was "only to reflect the [Company's name change] and does not amend or otherwise alter the rights of any of the parties thereto" under the Fourth Amended and Restated Advisory Agreement.  *Id.* at 2.  Certain provisions of the Advisory Agreement were subsequently amended, on January 15, 2019,[2] and August 16, 2021,[3] respectively.  As relevant here, those amendments included modifications to the certain provisions that are components of the Advisory Agreement's Termination Fee calculation.

50.     Pursuant to the Advisory Agreement, the Advisor acts as the Company's sole and exclusive advisor, responsible for implementing the Company's investment strategies and decisions and the management of its day-to-day operations, subject to the supervision and oversight of the Company's Board.  The Company has no employees of its own, and relies on the Advisor to provide, or obtain on its behalf, the personnel and services necessary for it to conduct its business.  All of the Company's officers are also employees of the Advisor.  The Company pays the Advisor for these services through a "Base Fee" and "Incentive Fees," which are calculated by reference to the Company's stock performance and other financial performance metrics for the Company and the Advisor.

---

[2] Ex. 5, Amendment No. 1 to Fifth Amended and Restated Advisory Agreement (Jan. 15, 2019) ("Amendment No. 1").
[3] Ex. 6, Amendment No. 2 to Fifth Amended and Restated Advisory Agreement (Aug. 16, 2021) ("Amendment No. 2").

51.     The Advisor also offers additional services to the Company (the "Additional Services"), as the Company requires.  If the Company desires to engage a third party to provide services or deliver products, other than those provided under the Advisory Agreement, the Advisor and its Affiliates "shall have the exclusive right to provide the Additional Services at Market Rates," subject to approval by the Company's Board and, if invoked, a market pricing check process. Ex. 4, Advisory Agreement at § 9.4.  The Company has contracted for Additional Services that are essential to the operation of the business, such as audio-visual services and hotel experiences, such as water equipment and adventures.

52.     Certain Defendants have argued that the Company should seek to terminate or renegotiate the Advisory Agreement.  *See, eg., infra* Section IV. The Advisory Agreement contains several provisions relevant to this argument:

(a)     *First*, the initial term of the Advisory Agreement expires on January 24, 2027.  Ex. 4, Advisory Agreement at § 12.1.  However, it is renewable at the unilateral discretion of the Advisor "for up to seven consecutive additional ten-year terms."  *Id.* at § 12.2.

(b)     *Second*, the Advisory Agreement may be terminated for several reasons including, as is relevant here, if Braemar undergoes a "Change of Control."  *Id.* at § 12.4.

(c)     *Third*, upon termination of the Advisory Agreement based on a "Change of Control," Braemar must pay to the Advisor (referred to hereinafter as the "Termination Payment") (1) a Termination Fee, (2) an Adjusted Termination Fee, constituting 20% of the Termination Fee, (3) the Uninvested Amount (collectively defined under Section 24), (4) all unpaid Base and Incentive Fees, as defined under Sections 6.1 and 6.2, respectively, (5) all reimbursable costs and

16

expenses as defined under Section 5,[4] (6) any "other amounts then due and payable . . . including but not limited to any interest that has accrued but not been paid pursuant to Section 19(b)," and (7) less any Outstanding Judgement, as defined under Section 12.3(d). *Id.* at § 12.5(b) (amended by Ex. 5, Amendment No. 1, at 11). The Termination Fee is calculated as the greater of three separate calculations, each of which is a multiple of Net Earnings. Ex. 4, Advisory Agreement at 45-46. Net Earnings, in turn, is defined to include "the total Base and Incentive fees, plus any other revenues reported on the Advisor's income statement as pertaining to [the Advisory Agreement], … including all EBITDA of the Advisor and any of its Affiliates and Majority or Minority Subsidiaries from providing any Additional Services to the Company, the Operating Partnership or any of their Affiliates or Subsidiaries" (Ex. 5, Amendment No. 1, at12) subtracting "the total incremental expenses incurred by the Advisor (including all reimbursable expenses) as reasonably determined by the Advisor in connection with providing services to the Company under the [Advisory Agreement]." Ex. 6, Amendment No. 2, at 2.

(d)    *Fourth*, around the time of renewal, either party may seek to renegotiate the Base and Incentive Fees. Ex. 4, Advisory Agreement at § 6.6. Namely, if the Advisor elects to extend the Advisory Agreement, either party may give at least 180-days written notice before the term expires to renegotiate these fees. *Id.* The parties then must negotiate in good faith for up to sixty days. *Id.* If no agreement is reached, the revised fee(s) must be determined by a three-member

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[4] Under Section 5, the Company must "pay directly or reimburse the Advisor" for all "expenses paid or incurred by the Advisor or its Affiliates on behalf of the Company or in connection with services provided under the Agreement." *Id.* at § 5. These expenses include, but are not limited to: underwriting and brokerage fees and charges, costs associated with insurance, professional fees (tax, legal, accounting, investment banking, or other third-party professional fees), Board fees, retainers, and expenses, taxes, communication costs, travel costs, office and overhead expenses, transaction diligence and closing costs, dead deal costs, equity award administration expenses, and "any other costs incurred or paid by the Advisor that the Advisor believes, in its sole discretion, are reasonably necessary for the performance by the Advisor of its duties and functions" under the Advisory Agreement. *Id.* at § 5.1(a).

Arbitration Panel. *Id.* The Arbitration Panel's decision is final and binding. *Id.* The parties' ability to renegotiate under this provision is very limited. Only "the amount of Base fee or Incentive Fee" is subject to renegotiation, and if the dispute proceeds to arbitration, "in no event may the Arbitration Panel reduce the multiplier for the Base Fee[5] below 0.65% or increase the multiplier for the Base Fee above 0.75%" nor "reduce the Incentive Fee multiplier[6] below 0.04 or increase the Incentive Fee multiplier above 0.06[.]" *Id.* In other words, the Base Fee can be increased or decreased by .05%, and the Incentive Fee can be increased or decreased by .01.

53.     In May 2025, the Board and its advisors, in connection with the Company's ongoing exploration of strategic alternatives, concluded that the Termination Payment would need to be specifically identified to potential purchasers of the Company or its assets. A special committee of the Board, compromised of independent directors, then negotiated a reduction in the amount of the Termination Payment that otherwise would be due in connection with a change in control. Specifically, using the Termination Payment formula set out in the Advisory Agreement, at the time of the Letter Agreement the Advisor would have been entitled to a termination payment of $574,829,600 in the event of a change in control. Ex. 7, Letter Agreement § 6(e). The special committee negotiated a reduction in that payment to $480 million.

54.     On August 26, 2025, Braemar and the Advisor entered into the Letter Agreement, so reducing the amount of the Termination Payment in the event that Braemar "pursues a Company Sale Transaction," as defined under Section 6(d) of the Letter Agreement. *Id.*; § 6(d). The Letter

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[5] Absent renegotiation, the Base Fee multiplier is set at 0.70%. *See* Ex. 4, Advisory Agreement at § 6.1(a).
[6] Absent renegotiation, the Incentive Fee multiplier is set at 0.05. *See* Ex. 4, Advisory Agreement § 6.2(b)(ii).

Agreement was amended on December 22, 2025 to clarify the events that would trigger payment of termination fees.  Ex. 8, Amendment to Letter Agreement 1.

55.     The Letter Agreement replaced the Termination Payment – which was the subject of a complex calculation and subject to updating based on recent financial data – with a definite and lower fee of $ 480 million (the "Letter Agreement Termination Amount"), representing a significant discount from the full termination payment under the Advisory Agreement, which the Advisor had calculated to be $574,829,600.00.  Ex. 7, Letter Agreement at § 6(e).  A leading accounting firm, BDO, verified that the Advisor's calculation of the full termination payment amount was fair and reasonable pursuant to the terms of the Advisory Agreement.  Thus, if there is a change in control during the term of the Letter Agreement, the Company will pay the Letter Agreement Termination Amount in lieu of the Termination Fee, Adjusted Termination Fee, Uninvested Amount, all reimbursable costs and expenses under Section 5 of the Advisory Agreement, other amounts due and payable other than interest due under Section 19(b) of the Advisory Agreement, and less Outstanding Judgement costs—plus all unpaid Base and Incentive Fees, and interest due and payable under Section 19(b) of the Advisory Agreement.  Ex 7, Letter Agreement at §§ 2(a), (b), 6(c), (e).

## II.     BOB GHASSEMIEH AND BRANCOUS, IN PARALLEL WITH CERTAIN OTHER STOCKHOLDERS, SPEND YEARS CRITICIZING THE COMPANY AND ITS MANAGEMENT

56.     Bob Ghassemieh and Brancous for years have been attacking the Company's governance, management and strategic direction, and in particular with respect to the Advisory Agreement, and have made a coordinated effort in communicating their positions to the Company, while urging other stockholders to take action.

57.     Brancous supported a failed proxy campaign by Blackwells Capital LLC ("Blackwells") in connection with the Company's 2024 Annual Meeting of Stockholders.  As described in its June 10, 2024 press release, Blackwells' proxy campaign aimed to "terminate the management agreement with Ashford Inc. … and to reconstitute Braemar's entrenched Board." In that press release, filed as Schedule 14A with the SEC, Blackwells pointed to "independent shareholders" who supported its proxy campaign, quoting a  May 16, 2024 letter from Malbran to Blackwells, in which Brancous pledged to vote for Blackwells's purported director slate and supported a "separation between Braemar Hotels & Resorts and Ashford Inc."

58.     Bob Ghassemieh and Brancous continued to publicly criticize the Company thereafter, expressing a uniform voice in opposition to the Company's Board, management and strategy, and support for termination of the Advisory Agreement.  Between September and December of 2024 alone, Brancous published seven public letters critical of the Board and the Advisory Agreement.  For example, on September 11, 2024, Brancous filed a public letter to the Company's stockholders criticizing the Advisory Agreement, signed by Malbran.  In that letter, Brancous argued that the Advisory Agreement "effectively locks the company into a long-term arrangement" that was "virtually impossible" to terminate.  On November 13, 2024, Brancous filed a letter to the Company's stockholders as form PX14A6G with the SEC, signed by Malbran, in which Brancous again criticized the Advisory Agreement, referencing "growing dissatisfaction among shareholders."

59.     These letters did not go unnoticed by the Ghassemieh Defendants.  On November 21, 2024, Bob and Alex Ghassemieh wrote a letter to the Company's stockholders, filed as form PX14A6G with the SEC, in which they urged that the Advisory Agreement "must be terminated with a reasonable termination fee in the near future" and sought a "new and materially

reconstituted board of directors[.]"  The letter noted that they "have been closely following the public letters and correspondences recently written by other activists and large stockholders[.]"

60.     On May 25, 2025, in advance of the 2025 annual meeting of stockholders (the "2025 Annual Meeting"), Malbran sent an e-mail to the Company's outside counsel requesting a copy of the written questionnaire required under the Company's bylaws to nominate candidates for election to the Board. Just two days later, on May 27, 2025, Bob Ghassemieh then requested a copy of the questionnaire.  On June 2, 2025, the day of the deadline for stockholders to nominate candidates for election to the Board at the 2025 Annual Meeting, Bob Ghassemieh delivered by email to Braemar a purported notice of nomination of individuals for election to the Board at the 2025 Annual Meeting (the "Nomination Notice").  At the time the Nomination Notice was submitted, Bob Ghassemieh did not hold Company stock in record name, as required to validly nominate under the Company's Bylaws.  Brancous did not attempt to nominate any directors by the June 2, 2025 deadline.

61.     Following receipt of the Nomination Notice, the Company and Bob Ghassemieh began to discuss a negotiated settlement to address Bob Ghassemieh's interest in Board representation.  On June 9, 2025, Bob Ghassemieh spoke to the Company's outside counsel by phone.  Indicating that he was speaking with others, Bob Ghassemieh stated that he believed that "Wall Street" and "external investors" shared his views on various issues, including the Advisory Agreement and conflicts of interest at the Company.  He also mentioned that there were other Company investors who were interested in nominating in connection with the 2025 Annual Meeting.  Prior to then, neither the Company nor its outside counsel had told Bob Ghassemieh there were other stockholders who were interested in nominating, so this information apparently came from discussions with other stockholders or their counsel.  When asked if he was working

with a law firm to whom communications should be directed, Bob Ghassemieh declined to share the name of his counsel.

62.    The Company later learned that the Ghassemieh Defendants and Brancous had hired the same counsel in connection with their initial outreach to nominate candidates for consideration at the 2025 Annual Meeting, the same counsel representing the Ghassemieh Defendants to this day.

## III.    THE COMPANY INVITES BOB GHASSEMIEH TO JOIN THE BOARD

63.    The Company and the Ghassemieh Defendants' negotiations ultimately resulted in the Standstill Agreement (discussed further below), pursuant to which the Ghassemieh Defendants agreed to standstill, cast certain votes, and not disparage the Company and the Advisor, and the Company agreed to expand the Board and to appoint Bob Ghassemieh to that new seat.

### A.    Bob Ghassemieh And The Company Enter Into The Standstill Agreement

64.    On August 25, 2025, the Company, Ashford Hospitality Trust, Inc. and Ashford Inc. (collectively, with the Company, the "Company Group"), entered into the Standstill Agreement with Bob Ghassemieh and the other Ghassemieh Defendants.  *See* Ex. 1.  Pursuant to the Standstill Agreement, the Company appointed Bob Ghassemieh to the Board, and the Ghassemieh Defendants agreed to withdraw the Nomination Notice.  In addition, the Company agreed to nominate Bob Ghassemieh (or a Replacement Director[7]) for election at the Company's 2025 and 2026 annual stockholder meetings.

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[7] The Standstill Agreement provided the Ghassemieh Defendants rights to a replacement director selected by the Board from a specified list of individuals in the event that Bob Ghassemieh ceased to serve as a director under certain circumstances.

65.     The Standstill Agreement required the Ghassemieh Defendants to abide by certain standstill restrictions, voting commitments and other provisions with respect to the members of the Company Group, including a mutual non-disparagement provision.  Unless terminated in the event of certain specified breaches by the Company Group (as discussed below), each of these obligations of the Ghassemieh Defendants remain in effect until the later of (i) the date of the Company's 2026 annual meeting of stockholders and (ii) the date that is three months after the last day that Bob Ghassemieh (or a Replacement Director) is a member of the Board.

66.     A key provision of the Standstill Agreement requires the Ghassemieh Defendants to cause their beneficial holdings of Company stock to be "(a) present for quorum purposes, if applicable; and (b) voted or consented (i) in favor of the election of each person nominated by the board of the applicable member of the Company Group for election as a director; (ii) against any proposals or resolutions to remove any member of the board of the applicable member of the Company Group; and (iii) in accordance with the recommendation of the board of the applicable member of the Company Group on all other proposals or business that may be the subject of stockholder action at such meeting or action by written consent."  Ex. 1, Standstill Agreement at § 7.

67.     The Ghassemieh Defendants are also bound by a number of "standstill" obligations, set forth in Section 8 of the Standstill Agreement, which states that they may not, directly or indirectly, engage in a number of activities that are adverse to the Company, including but not limited to threatening or initiating litigation, advocating for proposals or directors not put forward by the Company, forming a "group" with other Company stockholders, or engaging in a number of transactions involving Company stock.  *Id.* at § 8.

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68.     The Standstill Agreement also contains a non-disparagement provision, which states that the parties "will not, and will direct its agents, subsidiaries, Affiliates, Associates, successors, assigns, partners, members, officers, key employees or directors, as applicable, not to, make or cause to be made any public statement that constitutes an ad hominem attack, disparages, calls into disrepute, slanders, impugns, or otherwise defames or could reasonably be expected to damage the reputation of the other Party or the business of such Party, the other Party's current or former directors (including, with respect to the Company Group, the New Director), officers, employees or representatives (in each case solely in connection with their service in such capacities), the other Party's subsidiaries or the business of those subsidiaries." *Id.* at § 10.

69.     Certain obligations under the Standstill Agreement terminate in the event of certain specified breaches.  Under Section 4(a), certain of the Company's obligations terminate immediately if (i) the Ghassemieh Defendants cease to hold at least the lesser of 3% of the Company's then-outstanding common stock and 2,046,583 shares of the Company's common stock (such lesser amount, the "Minimum Ownership Threshold") or (ii) if a member of the Ghassemieh Defendants or certain related parties breach the Standstill Agreement or the Company's policies (subject to cure, if the breaches were capable of being cured) (together with (i), a "Section 4(a) Termination Event").  *Id.* at § 4(a).  Specifically, upon a Section 4(a) Termination Event, the Company's obligations under Sections 1, 2, and 3 of the Standstill Agreement (which required the appointment of Bob Ghassemieh or the Replacement Director to the Board, and the Company's nomination of Bob Ghassemieh or the Replacement Director to stand for future Board elections) immediately terminate.  *Id.* at §§ 1, 2, 3, 4(a).  Additionally, the Company Group's obligations under the non-disparagement provision in Section 10 of the

24

Standstill Agreement likewise terminate immediately if a Section 4(a) Termination Event occurs. *Id.* at §§ 4(a), 10.

70.    Further, under Section 4(b) of the Standstill Agreement, if a member of the Company Group breaches Sections 1, 2, 3 or 12 of the Standstill Agreement (relating to the Ghassemieh Defendants' Board seat and reimbursement of legal expenses incurred prior to the date of the Standstill Agreement), with such breach being determined by a court of competent jurisdiction and subject to cure, then the Ghassemieh Defendants' obligations under Sections 7 (voting commitment), 8 (standstill obligations), and 10 (non-disparagement) terminate immediately. *Id.* at §§ 1, 2, 3, 4(b), 7, 10, 12.

71.    In other words, if the parties to the Standstill Agreement breach certain provisions enumerated within Section 4, then certain counterparty obligations are terminated, but the Standstill Agreement remains otherwise binding and effective.

72.    Additionally, as required by the Standstill Agreement, Bob Ghassemieh delivered to the Company a signed and irrevocable resignation letter, dated August 25, 2025, pursuant to which he agreed to resign from the Board, and all applicable committees thereof, effective immediately in the event that the Board determines, in consultation with counsel, that a Section 4(a) Termination Event has occurred. *Id.* at §6, Ex. C.

73.    The Standstill Agreement is governed by Maryland law and contains a forum selection clause in favor of state and federal courts located in Maryland. *Id.* at § 21. The parties to the Standstill Agreement acknowledged and agreed "that money damages would not be a sufficient remedy for any breach (or threatened breach) of this [Standstill] Agreement by it and that, in the event of any breach or threatened breach of this Agreement, (a) the Party seeking specific performance will be entitled to injunctive and other equitable relief, without proof of

actual damages; (b) the Party against whom specific performance is sought will not plead in defense that there would be an adequate remedy at law; and (c) the Party against whom specific performance is sought agrees to waive any applicable right or requirement that a bond be posted. Such remedies will not be the exclusive remedies for a breach of this [Standstill] Agreement, but will be in addition to all other remedies available at law or in equity." *Id.* at § 18.

74.    The Standstill Agreement further provides that "[a]ny waiver by any Party of a breach of any provision of this Agreement will not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right to insist upon strict adherence to that term or any other term of this Agreement in the future." *Id.* at § 19.

**B.    Bob Ghassemieh Continues To Work Against The Company**

75.    The day after the parties signed, Bob Ghassemieh spoke to a large Company stockholder, Mr. Wafic Saïd, concerning Company business. Mr. Saïd had frequently been critical of the Company and, at that time, had been actively adverse to the Company in a number of ways. Bob Ghassemieh did not seek, and was not given, advance permission from the Company to communicate with Company stockholders. Nor did Bob Ghassemieh disclose the conversation. Indeed, Bob Ghassemieh only admitted to making this communication months later, after having been repeatedly asked if he or his representatives had been in touch with Mr. Saïd.

76.    On October 27, 2025, the Company's outside counsel wrote to Bob Ghassemieh to, among other things, request additional information concerning that conversation and any other communications that Bob Ghassemieh may have had with Company stockholders. Bob Ghassemieh declined to provide any of the requested information.

77.     Over the following months, Bob Ghassemieh sent several written communications to the Company and fellow Board members accusing the Board of being conflicted and not independent, criticizing Board decisions, and requesting additional information concerning purported conflicts of interest.

78.     On December 29, 2025, Bob Ghassemieh sent a letter (the "December 29 Letter") to Rebecca Musser, the chair of the Board's audit committee.  In the December 29 Letter, Bob Ghassemieh alleged that there were conflicts of interest that were not being addressed by the Board's independent directors, and requested an independent investigation of such matters. Although that letter complained that Bob Ghassemieh did not know any relevant details about the supposed conflicts, he raised various speculative concerns and unfounded allegations of wrongdoing, including that the independent directors on the Board were not truly independent, that other Company stockholders were set to receive preferential treatment, that the Company would enter into material and conflicted transactions, and that the Company's counsel had acted without authorization.  He requested that the Company obtain independent counsel "to advise an unconflicted group of independent directors . . . to ensure that the Board complies with its fiduciary obligations[.]"  The December 29 Letter also reiterated prior requests for documents.  On January 9, 2026, the Company's outside counsel responded to the December 29 Letter at Ms. Musser's request (the "January 9 Letter"), explaining that Ghassemieh's concerns were unfounded and premature, because they concerned potential actions that were not ripe for Board approval, and that such matters were the purview of an independent special committee of the Board that was advised by independent counsel.

79.     On January 16, 2026, in further breach of the Standstill Agreement, Bob Ghassemieh sent a letter to the Company's general counsel with the subject "Re: Request for

Books and Records" (the "Books and Records Demand"). *See* Ex. 9. The scope of the requested books and records was broad, and included all documents concerning a special committee's work with respect to a potential merger or sale of the Company, documents concerning a potential liquidation as an alternative to the sale, documents concerning the Letter Agreement, and documents concerning a potential dispute with Company stockholder Wafic Saïd.

80.     Also on January 16, 2026, Bob Ghassemieh wrote again to Ms. Musser (the "January 16 Letter"), reiterating the requests in his December 29 Letter in further breach of the Standstill Agreement. In that letter, Ghassemieh repeated his allegations that the Board was conflicted and not independent. The January 16 Letter also claimed that in the January 9 Letter, the Company had failed to respond with an "unbiased consideration of [his] concerns" and had instead "aggressively responded . . . in what appears to be retaliation against me in direct violation of the Company's Code of Business Conduct and Ethics." The only identified basis for this conclusion was the inclusion of a general reservation of rights at the end of the January 9 Letter, and the fact that the January 9 Letter, which was signed by the Company's outside corporate counsel, had included litigation counsel (at the same firm) in the "cc" line, which Ghassemieh alleged was "a blatant intimidation effort." The January 16 Letter further reiterated Ghassemieh's prior and improper requests for books and records.

81.     On January 27, 2026, Bob Ghassemieh's outside counsel wrote to the Company's outside counsel, and insinuated again that the Company's directors and officers had failed to abide by the Company's Code of Conduct and Ethics.

IV.    **BRANCOUS MAKES AN IMPROPER AND MATERIALLY MISLEADING SECURITIES FILING STYLED AS A NOTICE OF EXEMPT SOLICITATION.**

A.    **Brancous Makes A Securities Filing Parroting Bob Ghassemieh's Novel And Incorrect Theory**

82.    At a session of the independent directors at the December 21, 2025 Board meeting, Bob Ghassemieh stated that the Company had no need to undergo a sale process, and should instead renegotiate the termination payment under a renewal provision in the Advisory Agreement. Bob Ghassemieh stated that the expiration of the Advisory Agreement's initial ten-year term would provide an opportunity to demand a reduction to the Termination Payment because the Advisory Agreement provides a renegotiation procedure at renewal that would allow the Company to substantially reduce the amount of the Termination Payment. As explained below, *see infra* Section IV.B, this was erroneous and, therefore, not actionable.

83.    On February 2, 2026, Brancous filed a Notice of Exempt Solicitation (the "February 2 Filing") with the SEC. Ex. 10, February 2 Filing. That filing attached a public letter to Company stockholders, signed by Malbran, advancing the same erroneous theory that Bob Ghassemieh had shared with the Board—namely, that Braemar should not sell any of the Company before the expiration of the Advisory Agreement's initial 10-year term because the upcoming renewal will allow the Company to materially reduce the Termination Payment. *Id.* at 2, 3.

84.    The February 2 Filing then used the Ghassemieh theory about delay and renegotiation to represent that there was "no rational basis" for the Letter Agreement Termination Amount to incorporate reimbursable "ancillary fees paid to Ashford-controlled subsidiaries, including fees related to mortgage brokerage, insurance brokerage, and other service arrangements"—*i.e.*, the fees payable for Additional Services under Section 6 of the Advisory Agreement—that are not subject "to long-term contractual arrangements" with Braemar. *Id.* at 1.

Thus, according to the February 2 Filing, Braemar should not have factored these fees into the Letter Agreement Termination Amount because they are "ordinary-course arrangements that are **_renegotiable, replaceable, and terminable_**." *Id.* (emphasis added).

85.    The February 2 Filing concludes that there is "no rational basis," "no justification," "no commercial logic, and no fiduciary justification" for the Board to have approved the Letter Agreement Termination Amount. *Id.*

**B.    Brancous's Filing Contains Incorrect And Materially Misleading Information And Violated Rule 14a-9**

86.    The contractual theories and allegations of wrongdoing by the Company's Board published in the February 2 Filing are false and materially misleading.

87.    *First,* the forthcoming renewal of the Advisory Agreement does not impact the Letter Agreement Termination Amount, which is payable pursuant to a separate and legally binding contract—the Letter Agreement. The Letter Agreement governs termination payments payable through July 1, 2028. The Letter Agreement is not terminable even if the fees payable under the Advisory Agreement were modified at the time of that contract's renewal (which, as explained below, is also a flawed theory that could not result in material savings and could actually increase fees). The Letter Agreement replaces the Advisory Agreement's termination payment calculation with a definite (and reduced) cash payment, and the fixed amount of that payment is a binding conditional obligation that is payable in the event of a change of control. The Letter Agreement does not provide any basis to re-calculate that amount for any reason, including in the event of subsequent modification to various fees payable under the Advisory Agreement.

88.    *Second,* Brancous's filing is false in stating there is leverage to induce changes to the Termination Payment in connection with renewal of the Advisory Agreement, but the

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Company cannot walk away from the contract if the Advisor does not give in to the Company's demands.  As explained above, *see* Section I, the Advisory Agreement is renewable at the unilateral discretion of the Advisor and, therefore, there is no leverage for the Advisor to agree to materially reduce the Termination Payment at that time.  The Advisory Agreement provides for only limited and relatively small adjustments to certain fees that are ultimately factored into the Termination Payment – the Base and Incentive Fees – and does not otherwise allow a method for the parties to negotiate adjustments to any other terms of the Advisory Agreement, including to the Termination Fee.  The February 2 Filing suggests that other fees – not the Base and Incentive Fees – can be reduced or eliminated at renewal, but the Advisory Agreement contains no mechanism to accomplish this.  And even as to the Base and Incentive fees, adjustments may only be made within a very limited "collar" by increasing or decreasing the existing multiplier by a small amount.  Additionally, Section 6.6 ultimately subjects the parties to binding arbitration whereby an arbitration panel may ultimately choose to increase rather than reduce the Base and Incentive Fees, so even invoking this provision does not accomplish Brancous' goals.  Ex. 4 at § 6.6.  Accordingly, it was false and materially misleading for Brancous to assert that Braemar will have the opportunity to reduce the Termination Payment under the Advisory Agreement.

89.    *Third*, the February 2 Filing's statement that "[t]here is … no rational basis for multiplying" ancillary fees into the termination payment is false.  The referenced fees are for Additional Services, which are a component of the Net Earnings input to the Termination Fee calculation under the Advisory Agreement.  To the extent the February 2 Filing references other ancillary fees paid to the Advisor, such expenses are *also* payable to the Advisor for the duration of the contract under Section 5, and are also a component of the Termination Payment.  Ex. 4 at §

5. Far from being "no rational basis" to pay these fees at termination, the contract requires it, and

the Additional Services are necessary to operate the business.

90.    *Fourth,* the assertion in the February 2 Filing that these arrangements are "non-

exclusive" is false.  Under Section 9.4 of the Advisory Agreement, the Advisor and its affiliates

have the "exclusive right" to provide Additional Services.  Ex. 4 at § 9.4.

91.    *Fifth,* the claim that these contracts are "short-term" and "not … long-term

contractual arrangements" is false.  Many contracts for Additional Services are, like the Advisory

Agreement, long-term and subject to renewal at the counterparty's exclusive option, and require

significant termination payments if terminated prematurely.[8]

92.    *Sixth,* the notion that the Termination Payment can be reduced by eliminating fees

for Additional Services that are "renegotiable, replaceable, and terminable" is also false and

materially misleading.  The Company is party to contracts with these ancillary services, and the

Company cannot simply ignore its obligations.  Additionally, under the Advisory Agreement, the

Advisor and its affiliates have the "exclusive right" to provide Additional Services.  The Additional

Services include necessary services that generate significant benefits for the Company's hotel

properties, such as audio-visual services or watercraft rentals at luxury beach properties.  Thus, the

claim that these agreements are "neither long-term nor indispensable" is false.  Additionally, the

Termination Fee calculation incorporates these fees incurred over a trailing twelve-month period,

so for these supposed savings to be achieved, the Company would need to terminate the Additional

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[8] For example, as disclosed in the Company's 2024 Annual Report, the Company's master agreement with its service provider Premier (who provides design and construction services) is renewable at Premier's option upon its expiry in 2029 for up to 25 additional years.  Ex. 11, Braemar Hotels & Resorts, Inc., Annual Report (Form 10-K) (Mar. 12, 2025) at 38.  And if that agreement is terminated for convenience, with respect to any particular hotel property, the termination payment to Premier would be nine times an amount that is 65% of the aggregate design and construction fees and market service fees payable to Premier for the full year – so 5.85 years' worth of fees.  *Id.*

Services arrangements, to the extent it has a right to do so, and then wait a full year before the supposed reduction in termination payment would materialize.  The Company's determination that it should not cease offering essential services at its properties for at least a year, at the same time that the Company is undergoing a sale process, all in hopes of achieving an incremental reduction to a termination payment, is plainly not a "clear failure to act in the bests interest of shareholders."

93.     *Seventh,* the February 2 Filing falsely states that termination fees are payable "today" but could be "materially reduced in just a few months" if the proposed renegotiation strategy is adopted.  There are no fees due "today" because there is not yet a transaction that constitutes a change in control, thus, the termination payment is not triggered. And, as explained above, this is not a matter of waiting "just a few months."  The Letter Agreement does not expire until July 2028, more than 17 months after Brancous's filing.  Additionally, any opportunity for a renegotiation under the relevant provisions of the Advisory Agreement would be in January 2027, which is also not "just a few months" from the time of the filing, and any such modifications could relatively small and, in fact, could result in an increase in fees.

94.     The February 2 Filing contains false and materially misleading statements and therefore, to the extent the February 2 Filing is a solicitation at all,[9] it violates Rule 14a-9, which prohibits false or misleading statements of material fact in connection with solicitation materials.

95.     The February 2 Filing has already caused confusion among Company stockholders. For example, a large Company stockholder recently wrote to the Board, advising that they "have

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[9] Although made under the cover of "Notice of Exempt Solicitation," the February 2 Filing appears not to be a solicitation at all.  In that event, however, the February 2 Filing is still improper under the SEC Rules. *See infra* Sections VI.A, VI.B.

taken note of" the February 2 Filing, and that "[t]he matters raised in [the February 2 Filing] are deeply troubling."

## V.    DEFENDANTS' CONDUCT REVEALS THAT THEY HAVE FORMED A SECRET GROUP

96.    Section 13(d) of the Exchange Act requires any person who directly or indirectly becomes the beneficial owner of more than 5% of a class of securities to file a Schedule 13D with the SEC, and disclose (among other facts) the identity of each filing person, the number of shares that it beneficially owns, its purpose in acquiring those shares, and any plans or proposals with respect to the issuer or its shares.  15 U.S.C. § 78m(d); 17 C.F.R. § 240.13d-1(a).

97.    Section 13(d)(3) states "[w]hen two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a "person" for the purposes of this subsection."  15 U.S.C. § 78m(d)(3).

98.    SEC Rule 13d-5 defines beneficial ownership by a group: "[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons."  17 C.F.R. § 240.13d-5(b)(1)(i).

99.    The Ghassemieh Defendants and Brancous (collectively, the "Group Defendants") are acting together "for the purpose of acquiring, holding, voting or disposing" of their shares of Braemar stock and thus constitute a group within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5 promulgated thereunder.

100.    The evidence indicates that the Group Defendants have formed a group for purposes of acquiring, holding, voting, or disposing of their shares.  The Group Defendants clearly have communicated with each other regarding their shared purpose.  The evidence shows that Bob Ghassemieh communicated his erroneous interpretation of the Advisory Agreement and is pursuing a shared strategy with Brancous in advocating for the Termination Payment to be avoided, renegotiated, or reduced.  It appears that the Ghassemieh Defendants influenced and supported Brancous's message to stockholders in the February 2 Filing.

101.    Indeed, Brancous previously shared an entirely opposite view of the Advisory Agreement.  For example, in Brancous's September 4, 2024 letter, signed by Malbran, Brancous wrote that the Advisory Agreement "granted Ashford an 80-year contract that BHR can only terminate under extreme circumstances such as wrongdoing.  This agreement effectively locks the company into a long-term arrangement."  Brancous also stated that the termination fee was calculated based on "net earnings, not only for advisory services but for all contracts awarded to Ashford subsidiaries, inflating the total amount to an outrageous level.  This fee structure makes it virtually impossible to terminate the contract[.]"  Brancous further complained that under the Advisory Agreement, "Ashford has been permitted to award contracts to its own subsidiaries, giving them the right to match any competing offer from third parties" which Brancous claimed "eliminates competition."

102.    Only after Bob Ghassemieh formulated a new erroneous theory did Brancous come forward with the same theory, a theory that is the exact opposite of what Brancous previously believed and disclosed.

103.    On February 23, 2026, through his counsel, Bob Ghassemieh admitted that he had been "communicating with stockholders, including Brancous."  Ex. 12, Letter from A. Ward dated

Feb. 23, 2026, at 1. Additionally, in public letters to stockholders filed with the SEC on November 5, 2024 and December 20, 2024, signed by Malbran, Brancous repeatedly urged the Company to promptly terminate the Advisory Agreement, in stark contrast to the present position that the Company should wait until they have leverage to renegotiate terms. Now, in the February 2 Filing, Brancous expressed a view of the Advisory Agreement that was suddenly at odds with their previous letters—a view that was not only incorrect, but which had been shared by only one other group of investors—the Ghassemieh Defendants.

104.    The fact of these two supposedly independent stockholders, within weeks of each other, began advancing the same new and incorrect theory regarding the termination of the Advisory Agreement, following a history of leveling public criticisms at the company on the very same topic, creates a strong inference of collusion. The information available to the Company strongly suggests that the Ghassemieh Defendants and Brancous are collaborating as an undisclosed activist group to influence stockholders without full and required disclosure of their joint interests.

105.    This group has not been disclosed, in violation of Section 13(d) of the Securities Exchange Act and the rules and regulations promulgated thereunder. Although the Ghassemieh Defendants have filed a Schedule 13D to disclose a group amongst themselves, they have not supplemented their disclosure to accurately account for their coordination with Brancous.

## VI.    BRANCOUS'S FILING IS IMPROPER UNDER THE SECURITIES LAWS

106.    Separately from the false and misleading statements contained in the February 2 Filing, *see supra* Section IV.B, the February 2 Filing is also an improper use of SEC Form PX14A6G and the exceptions contained with Rules 14a-6(g) and 14a-2(b)(1).

107.    The February 2 Filing was issued with a Notice of Exempt Solicitation cover pursuant to Rules 14a-6(g)(1) and 14a-2(b)(1) promulgated under the Exchange Act.  Ex. 10, February 2 Filing.  As explained below, the February 2 Filing is either improper under those rules, or, at a minimum, prevents Brancous from soliciting proxies in the future on this same subject matter.

**A.    The February 2 Filing, If Not A Solicitation, Violates Rule 14a-6(g)(1)**

108.    Brancous's February 2 Filing is a violation of SEC rules to the extent that it is not a filing made in connection with a solicitation.

109.    Form PX14A6G, which Brancous used for the February 2 Filing, is for filings made pursuant to Rules 14a-6(g)(1) and 14a-2(b)(1).  Rule 14a-6(g)(1) permits filings by "[a]ny person who: (i) [e]ngages in a solicitation pursuant to [17 C.F.R.] § 240.14a-2(b)(1), and (ii) [a]t the commencement of that solicitation owns beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million[.]"  17 C.F.R. § 240.14a-6(g)(1).  The February 2 Filing meets none of these criteria.

110.    *First,* there is arguably no "solicitation" for Brancous to engage in.  The Company has not noticed a meeting of stockholders either to elect directors or to cast votes on any other matter, such as a proposed transaction.  There is no matter set for stockholder vote for which the Company, Brancous, or any other stockholder could be soliciting proxies.  The SEC's guidance, which is persuasive absent contrary authority, confirms this interpretation:

> Question: *Can a person submit a Notice of Exempt Solicitation on EDGAR for a written communication that does not constitute a "solicitation" under Rule 14a-1(l)?*
>
> Answer: *No.* Because Rule 14a-6(g) only applies to solicitations made pursuant to the Rule 14a-2(b)(1) exemption, only written communications that constitute a

"solicitation" should be submitted under the cover of a Notice of Exempt Solicitation. For example, *a written communication solely about matters that are not the subject of a solicitation by the registrant or a third party for an upcoming shareholder meeting generally would not be viewed as a solicitation and, therefore, should not be submitted* under the cover of a Notice of Exempt Solicitation.

SEC Compliance and Disclosure Interpretation ("CD&I") No. 126.09 (Jan. 27, 2025) (emphases added).

111.    Thus, it is an abuse of the PX14A6G filing process, and a violation of Rule 14a-6(g)(1), for Brancous to file irrelevant materials that are not communications in connection with a solicitation under this provision.

112.    *Second,* as set forth below, *infra* Section VI.B, Brancous is not eligible to solicit under 17 C.F.R. § 240.14a-2(b)(1).

113.    *Third,* based on Brancous's most recent disclosures of its holdings, Brancous does not alone[10] "own[] beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million[.]"  Thus, Brancous is ineligible to make such a filing, which is intended to provide for public notice by large stockholders.  SEC guidance is again instructive on this point:

Question: Exchange Act Rule 14a-6(g)(1) requires any person who engages in a solicitation pursuant to Exchange Act Rule 14a-2(b)(1) and beneficially owns over $5 million of the class of securities that is the subject of the solicitation to furnish or mail to the Commission a statement containing the information specified in the Notice of Exempt Solicitation (Exchange Act Rule 14a-103) no later than three days after the date the written solicitation is first sent or given to any security holder. Rule 14a-103 requires the soliciting person to attach only those written soliciting materials "required to be submitted" pursuant to Rule 14a-6(g)(1). *If a soliciting*

_____

[10] As alleged herein, the Company believes that Brancous is an undisclosed member of a Section 13(d) group with the Ghassemieh Defendants, whose holdings exceed this threshold, but Brancous did not disclose any such membership in the February 2 Filing.

*person is not subject to Rule 14a-6(g)(1), is it permitted to submit a Notice of Exempt Solicitation?*

Answer: The requirements of Rule 14a-6(g)(1), including the submission of a Notice of Exempt Solicitation, *only apply to a soliciting person who beneficially owns more than $5 million of the class of subject securities.* The purpose of Rule 14a-6(g) is to provide for public notice of exempt solicitations by large shareholders. See Release No. 34-30849 (June 23, 1992). This rule was adopted over 30 years ago, before electronic filing on EDGAR became mandatory. Although the staff has previously not objected to voluntary submissions of Notices of Exempt Solicitation, *it has observed in recent years that the vast majority of Notices of Exempt Solicitation are now voluntary submissions by persons who do not beneficially own more than $5 million of the class of subject securities, and the voluntary submission of such notices on EDGAR appears to be primarily a means to generate publicity. The staff is concerned by such widespread use of a Commission filing for reasons other than its intended purpose, and, accordingly, the staff will object* to a voluntary submission of a Notice of Exempt Solicitation.

SEC CD&I No. 126.06 (January 23, 2026) (emphases added).

114.    Thus, it is a further abuse of the PX14A6G filing procedure, and a violation of Rule 14a-6(g)(1), for Brancous to make filings it is not eligible to make in an effort to publicize its criticisms of the Company.

**B.    Brancous Is Not Eligible To File An Exempt Solicitation**

115.    In addition to Brancous's improper use of the PX14A6G process, Brancous is not eligible to file an exempt solicitation for several reasons, as set forth below.  Thus, if the February 2 Filing is a solicitation, it violated the proxy rules that apply to non-exempt solicitations.  The February 2 Filing relies on the exemption set forth in Rule 14a-2(b)(1), which exempts from Rules 14a-3 to 14a-6, with certain exceptions, "[a]ny solicitation by or on behalf of any person who does not, at any time during such solicitations, seek directly or indirectly . . . the power to act as proxy for a security holder and does not furnish or otherwise request . . . a form of revocation, abstention, consent or authorization."  17 C.F.R. § 240.14a-2(b)(1).

116.    *First*, the February 2 Filing could not be filed as exempt because of Brancous's membership in a "group" with the Ghassemieh Defendants.  As discussed in detail in Section V herein, Brancous and the Ghassemieh Defendants are working together as a "group" within the meaning of Section 13(d) and Rule 13d-5 promulgated thereunder, which must be reported on a Schedule 13D disclosure.

117.    Accordingly, the February 2 Filing is squarely within the exception under Rule 14a-2(b)(1)(vi), which provides that "[a]ny person who is required to report beneficial ownership of the registrant's equity securities on a Schedule 13D" may not make exempt filings under the rule. *Id.* at § 240.14a-2(b)(1)(vi).  The February 2 Filing was thus improperly filed under the Notice of Exempt Solicitation cover.

118.    *Second*, even if Brancous and the Ghassemieh Defendants are not a "group" within the meaning of the SEC Rules, the Rule 14a-2(b)(1) exemption is also unavailable to "[a]ny person acting on behalf of" a non-exempt filer, including "[a]ny person who is required to report beneficial ownership of the registrant's equity securities on a Schedule 13D[.]" *Id.* at §§ 240.14a-2(b)(1)(vi), (x).  Independent of the existence of a "group" between Brancous and the Ghassemieh Defendants, Bob Ghassemieh reports his holdings on a Schedule 13D by virtue of his membership in the preexisting group of Ghassemieh Defendants.  Accordingly, Brancous, "acting on behalf of" Bob Ghassemieh (a Schedule 13D filer) may not file exempt solicitations under Rule 14a-2(b)(1).

119.    Because Brancous is ineligible to file exempt solicitations, the February 2 Filing was improperly filed under the Notice of Exempt Solicitation cover.  Instead, Brancous was required to file its solicitations in accordance with Rules 14a-3 to 14a-6, pursuant to which, Brancous was required to comply with all proxy solicitation rules, including by filing a proxy statement or furnishing one to Braemar's stockholders. *See Id.* at § 240.14a-3(a).

120.    Accordingly, because it was not exempt, if the February 2 Filing was a solicitation, it violated Rules 14a-2(b)(1) and 14a-3 to 14a-6.

## C.    In The Alternative, Brancous Must Remain In Exempt Status For The Duration of the Solicitation Period

121.    If it is ultimately determined that Brancous was properly exempt under Rule 14a-2(b)(1) at the time of the February 2 Filing, and that such filing was a solicitation, then that filing commits Brancous to exempt status and precludes full proxy participation going forward.  By making an exempt solicitation, Brancous must remain in exempt status for the duration of the soliciting period on the subject matter for which Brancous filed its solicitation.  In this case, the relevant soliciting period runs through the termination of the Advisory Agreement and until any termination payment by the Company to the Advisor, as that was the subject of the February 2 Filing.

122.    The securities laws do not permit Brancous to reverse course.  As the SEC explained in its Adopting Release, "any person who relies on Rule 14a-2(b)(1) for exempt communications will be deemed to have made an irrevocable election to maintain exempt status throughout the relevant soliciting period."  Regulation of Communications Among Shareholders, 57 Fed. Reg. 48276, 48281 (Oct. 22, 1992).  Accordingly, if it is ultimately determined that Brancous is not in a group with the Ghassemieh Defendants and was not acting on behalf of the Ghassemieh Defendants, then Brancous must nevertheless act solely as an exempt filer until the termination of the Advisory Agreement and until any termination payment by the Company to the Advisor, as that was the subject of the February 2 Filing.

## VII.    BRAEMAR REMOVES BOB GHASSEMIEH FROM ITS BOARD

123.    The communications and coordination between Bob Ghassemieh and Company stockholders set forth herein created the reasonable inference that Bob Ghassemieh had breached the Standstill Agreement.  Thus, on February 20, 2026, the Board met and discussed the matter.  At that meeting, the Board requested that Bob Ghassemieh recuse himself from deliberation on the matter, as it presented a conflict due to Bob Ghassemieh's individual interest in the Standstill Agreement.  The Board then met without Bob Ghassemieh, and unanimously determined, in consultation with counsel, that a Section 4(a) Termination Event had occurred.

124.    The Board's determination that a Section 4(a) Termination Event had occurred was premised on the following breaches.

125.    *First,* under the Standstill Agreement, Bob Ghassemieh may not "form, join (whether or not in writing), knowingly encourage, knowingly influence, advise or participate in a partnership, limited partnership, syndicate or other group, including a 'group' as defined pursuant to Section 13(d) of the Exchange Act, with respect to any Voting Securities[.]" Ex. 1, Standstill Agreement at §8(f)(i).  By forming an undisclosed group with Brancous, *see supra* Section V, Bob Ghassemieh breached the Standstill Agreement.

126.    *Second*, Bob Ghassemieh's collaboration with Brancous encouraged Brancous to engage in conduct that breached the Standstill Agreement.  Such indirect breaches by Bob Ghassemieh are forbidden under the Standstill Agreement.  Under the Standstill Agreement, Bob Ghassemieh must not "enter into any negotiations, agreements (whether written or oral), arrangements or understandings with, or advise, finance, assist or encourage" others in performing activities that Restricted Persons (as defined in the Standstill Agreement) are prohibited from doing

under the Standstill Agreement. Ex. 1, Standstill Agreement at § 8(n).  Among other things, the

Standstill Agreement states that Bob Ghassemieh may not:

- (i) make, participate in or encourage any "solicitation" (as such term is used in the proxy rules of the SEC, including any solicitations of the type contemplated by Rule 14a-2(b) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) of proxies or consents with respect to the election or removal of directors or any other matter or proposal; . . . (iii) seek to advise, encourage or knowingly influence any Person, or to assist any Person in so encouraging, advising or knowingly influencing any Person, with respect to the giving or withholding of any proxy, consent or other authority to vote or act (other than such encouragement, advice or knowingly influence that is consistent with the board of the applicable member of the Company Group's recommendation in connection with such matter, if applicable); or (iv) initiate, encourage or participate, directly or indirectly, in any "vote no," "withhold" or similar campaign;[11]

- initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the SEC, including any solicitations of the type contemplated by Rule 14a-2(b) promulgated un-der the Exchange Act) the stockholders of any member of the Company Group for the approval of any shareholder proposal, whether made pursuant to Rule 14a-4 or Rule 14a-8 promulgated under the Exchange Act, or otherwise, or cause or encourage any Person to initiate or submit any such shareholder proposal;[12]

- seek, alone or in concert with others, or encourage any Person to seek, the removal of any member of the board of any member of the Company Group;[13] or

- take any action in support of, or make any proposal or request that constitutes: . . . (iii) controlling, changing or knowingly influencing any member of the Company Group's management, business, governance, operations, affairs, policies or corporate structure.[14]

127.   By encouraging and advising Brancous in connection with Brancous's unlawful

solicitation material, Bob Ghassemieh again breached the Standstill Agreement.

---

[11] Standstill Agreement, § 8(a).
[12] *Id.* at § 8(b).
[13] *Id.* at § 8(d)(iii).
[14] *Id.* at § 8(i)(iii).

128.    *Third*, the Standstill Agreement bars Bob Ghassemieh from "mak[ing] a request or demand for … books or records of [the Company.]" *Id.* at 8(e)(iii).  Bob Ghassemieh repeatedly made such demands, including most recently in the Books and Records Demand.  Ex. 9.  This conduct constitutes another breach of the Standstill Agreement.

129.    *Fourth,* the Board determined that a Section 4(a) Termination Event had occurred because Bob Ghassemieh failed to comply with Company policies governing stockholder communications, including policies requiring advance permission before speaking with Company stockholders and maintaining confidentiality over Board discussions, which applied to Bob Ghassmieh pursuant to Section 6 of the Standstill Agreement. [15] Ex. 1, Standstill Agreement at § 6.  Bob Ghassemieh admittedly engaged in an unsanctioned discussion with Wafic Saïd, a Company stockholder.  The evidence also shows that Bob Ghassemieh shared the details of a Board discussion—in which he shared his incorrect theory of the Advisory Agreement—with Brancous.  It is simply not credible that Brancous somehow came up with exactly the same mistaken interpretation of the Advisory Agreement shortly after Bob Ghassemieh proffered it.  Indeed, Brancous's earlier communications make clear that they have not always shared this interpretation that the Company would have negotiating leverage to adjust the terms of the Advisory Agreement at the time it was renewed.  *See supra* ¶¶ 101, 103.  Additionally, Bob Ghassemieh has since admitted to speaking with Company stockholders, including Brancous. *See* Ex 12.  Accordingly, the Board reasonably concluded that the views expressed in the February 2

---

[15] For the avoidance of doubt, although Bob Ghassemieh breached the Company policies, Plaintiff brings no claim for or by reason of those breaches. This action brings claims for breach of the Standstill Agreement and violations of the securities laws.

Filing were a result of coordination with Bob Ghassemieh, constituting a Section 4(a) Termination

Event.

130.    Accordingly, the Board unanimously determined, in consultation with counsel, that

a Section 4(a) Termination Event had occurred, and sent a letter to advise Bob Ghassemieh that it

was accepting his resignation, effective immediately.


**COUNT I**
**(Breach of Contract)**
**(Against Ghassemieh Defendants)**


131.    Plaintiff repeats and realleges each and every allegation above as if set forth in full

herein.

132.    The Standstill Agreement is a valid and binding contract between the Company and

the Ghassemieh Defendants.  Under the Standstill Agreement, the Ghassemieh Defendants are

prohibited from taking a number of actions, including forming a group with stockholders or acting

adversely to the Company.  In exchange for these restrictions, the Company agreed to appoint Bob

Ghassemieh to the Board of Directors and pay certain out-of-pocket fees and expenses incurred by

the Ghassemieh Defendants.

133.    As alleged herein, Bob Ghassemieh breached the Standstill Agreement by (i)

forming a secret group with Brancous, (ii) encouraging Brancous to engage in conduct that is

prohibited under the Standstill Agreement, and (iii) demanding books and records from the

Company.

134.    The Company has suffered damages as a direct result of these breaches of the

Standstill Agreement. These damages sustained by Plaintiff include, but are not limited to, fees

resulting from the breaches, and time spent responding to such breaches. Additionally, Bob

Ghassemieh's actions may harm the Company by interfering with the Company's sales process, and potentially chilling bidders or negatively impacting bids.   Additionally, the Company has been harmed by shareholder confusion resulting from the February 2 Filing.  These damages were foreseeable and within the contemplation of the parties before or at the time the contract was made.

135.    There is an actual and justiciable controversy between Plaintiff and the Ghassemieh Defendants.  In recent correspondence, Bob Ghassemieh's counsel stated that "Mr. Ghassemieh strongly denies that he has breached any term of the [Standstill] Agreement[.]"  Ex. 12 at 1.  The Company seeks a declaration that Bob Ghassemieh has breached the Standstill Agreement and that a termination event pursuant to Section 4(a) of the Standstill Agreement has occurred.   The Company further seeks a declaration that, other than the obligations of the Company terminated by Bob Ghassemieh's breaches under Section 4(a), the Standstill Agreement otherwise remains in full force and effect and is binding on the Ghassemieh Defendants.

**COUNT II**
**(Tortious Interference with Contract)**
**(Against Malbran and Brancous)**

136.    Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

137.    The Standstill Agreement is a valid and binding contract between the Company and the Ghassemieh Defendants.

138.    Upon information and belief, Brancous and Malbran were aware of Bob Ghassemieh's obligations under the Standstill Agreement, because the agreement was publicly filed with the SEC on August 26, 2025, and Brancous subsequently made reference to that filing

in litigation.  Additionally, Bob Ghassemieh and Brancous previously shared counsel, which may have facilitated sharing of information concerning the Standstill Agreement.

139.    By coordinating with Bob Ghassemieh, Brancous, through its principal Malbran, intentionally induced Bob Ghassemieh to breach his obligations under the Standstill Agreement. These obligations prohibited Bob Ghassemieh from forming, joining, knowingly encouraging, influencing, advising or participating in a group.  They also prohibited Bob Ghassemieh from making, participating in, or encouraging any solicitation of proxies.  By doing so, Bob Ghassemieh breached the Standstill Agreement.

140.    As a result of Bob Ghassemieh's breach and interference by Brancous and Malbran, the Company has suffered the harms alleged herein, including but not limited to, fees resulting from the breaches, and time spent responding to such breaches. Additionally, these breaches may harm the Company by interfering with the Company's sales process, and potentially chilling bidders or negatively impacting bids.   Additionally, the Company has been harmed by shareholder confusion resulting from the February 2 Filing.

## COUNT III
### (Violation of Section 13(d) of the Exchange Act and Rule 13d-1)
### (Against Group Defendants)

141.    Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

142.    Section 13(d) of the Exchange Act requires that investors acting as a group for the purposes of acquiring, holding, or trading the stock of an issuer disclose the group's existence by filing a Schedule 13D within ten days after the group members collectively acquire the beneficial ownership of 5% or more of the issuer's stock.  15 U.S.C. § 78m(d); 17 C.F.R. § 240.13d-1(a).

143.    Rule 13d-5(b)(1) provides that when two or more persons agree to act together for the purpose of acquiring, holding, voting, or disposing of the issuer's stock, the group shall be deemed to have acquired beneficial ownership for the purposes of Section 13(d) of the Exchange Act.  17 C.F.R. § 240.13d-5(b)(1)(i).

144.    The Ghassemieh Defendants and Brancous are acting as a group within the meaning of Rule 13d-5 and collectively are the beneficial owners of more than 5% of Braemar's common stock.

145.    Despite the formation of this group, the Ghassemieh Defendants and Brancous did not file a Schedule 13D with the SEC and have failed to make the full and fair disclosure required by the Exchange Act and the Rules.  Among other things, they have failed to disclose (i) that they are members of a group pursuant to Section 13(d); (ii) their collective beneficial ownership of Braemar's common stock; and (iii) any common arrangements or understandings.

146.    Upon information and belief, the Ghassemieh Defendants formed a group with Brancous by raising substantially identical complaints with the Company, based on a fundamental misunderstanding of the Advisory Agreement, which is not supported by the plain text of the Agreement and which no other stockholder has raised before.  The Ghassemieh Defendants and Brancous advanced their incorrect arguments in short succession of each other, suggesting that they have spoken to each other regarding this incorrect reading of the Advisory Agreement.

147.    Despite their non-disclosure, the Ghassemieh Defendants and Brancous have coordinated in their message to the Board and to stockholders regarding the upcoming termination of the Advisory Agreement, seeking to influence its terms.

148.    Accordingly, the Ghassemieh Defendants and Brancous are operating as an illicit group in violation of the Exchange Act and Rules.

149.    Plaintiff has no adequate remedy at law.

150.    Without the injunctive relief requested herein, Plaintiff will suffer irreparable injury. Defendants' failure to disclose their "group" to the SEC and other Company stockholders as required by the federal securities laws is depriving Plaintiff and its stockholders of the information necessary to evaluate Defendants' solicitations and their aims, and secures for the Defendants an unfair advantage in their efforts to undermine the Company's sales process.

## COUNT IV
### (Violation of Section 14(a) of the Exchange Act and Rule 14a-6(g)(1))
### (In the alternative to Counts V, VI, VII and VIII)
### (Against Brancous)

151.    Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

152.    Rule 14a-6(g)(1) permits filings by "[a]ny person who: (i) Engages in a solicitation pursuant to § 240.14a-2(b)(1), and (ii) At the commencement of that solicitation owns beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million[.]" 17 C.F.R. § 240.14a0-6(g)(1).

153.    Brancous has persistently abused the SEC machinery by making improper filings under Form PX14A6G.

154.    Brancous has made nine filings with the SEC, purportedly pursuant to Rule 14a-6(g)(1), including the February 2 Filing.

155.    The February 2 Filing was improper under Rule 14a-6(g)(1) because Brancous (i) was not engaged in a solicitation, (ii) was not exempt under Rule 14a-2(b)(1), and (iii) did not beneficially own over $5 million of Company stock.

156.    Brancous's three most recent PX14A6G filings were made when there was no stockholder vote being solicited.

157.    Brancous's filings appear to serve no actual solicitation purpose, and instead are designed to attract attention and publicity. These filings frequently publish incorrect information and make unfounded accusations of wrongdoing by the Company.

158.    Brancous habitually and flagrantly abuses the Form PX14A6G filing process for its own gain, to the detriment of the Company and its stockholders.

159.    Plaintiff has no adequate remedy at law. Without the injunctive relief requested herein, Plaintiff and its stockholders will suffer irreparable injury. Indeed, the Company has been harmed by shareholder confusion resulting from the February 2 Filing. Brancous should be enjoined from making further improper filings under Form PX14A6G.

## COUNT V
### (Violation of Section 14(a) of the Exchange Act and Rule 14a-9)
### (In the alternative to Count IV)
### (Against Brancous)

160.    Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

161.    Section 14(a) of the Exchange Act makes it unlawful for any person, "by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe . . . to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security . . . ." 15 U.S.C. § 78n(a).

162.    Rule 14a-9 under the Exchange Act, 17 C.F.R. § 240.14a-9, prohibits any solicitation "containing any statement which, at the time and in the light of the circumstances under

which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

163.     The February 2 Filing constituted a solicitation within the meaning of Rule 14a-9, pursuant to the definition set forth in Rule 14a-1(l), 17 C.F.R. § 240.14a-1(l).

164.     Here, as explained above, *see supra* Section IV, the February 2 Filing advanced a false and materially misleading theory to Braemar's stockholders about the Termination Payment set forth in the Advisory Agreement and Letter Agreement.

165.     The February 2 Filing also failed to disclose that Defendants are acting as a group within the meaning of Rule 13d-5.

166.     Accordingly, the February 2 Filing was false or misleading with respect to a material fact, or omitted to state a material fact necessary in order to make the statements therein not false or misleading.

167.     At the time of the February 2 Filing, Brancous knew or should have known  that the statements contained therein were materially misleading.  Brancous has sent multiple letters to the Company, its Board, and other Company stockholders on the topic of the Advisory Agreement, over the course of over a year.  Thus, Brancous knew, or should have known, that the statements contained in the February 2 Filing were incorrect under the plain terms of the Advisory Agreement and in light of the Letter Agreement.  Indeed, as alleged herein, Brancous previously wrote with an inconsistent interpretation of the Advisory Agreement's termination provision that demonstrates that Brancous is aware of the contractual limitations within the Advisory Agreement that make the theory in the February 2 Filing inaccurate and misleading.

168. Therefore, Brancous violated Section 14(a) of the Exchange Act and Rule 14a-9 through the February 2 Filing.

169. Plaintiff has no adequate remedy at law. Without the injunctive relief requested herein, Plaintiff will suffer irreparable injury. Defendants' failure to conduct their solicitation in compliance with the federal securities laws will deprive Plaintiff and its stockholders of the information necessary to evaluate Defendants' solicitations and their aims, and will secure for Defendants an unfair advantage in their efforts to undermine the sales process. Additionally, the inaccurate February 2 Filing has caused confusion among Company stockholders and, if not corrected, will continue to confuse Company stockholders and the public.

170. Separate and apart from the irreparable harm Plaintiff has suffered and will continue to suffer, Defendants' actions have caused Plaintiff to suffer monetary damages, including fees and expenses that would not have been incurred but for Defendants' improper actions. Additionally, Defendants' actions may harm the Company by interfering with the Company's sales process, and potentially chilling bidders or negatively impacting bids.

## COUNT VI
**(Violation of Section 14(a) of the Exchange Act and Rules 14a-2(b)(1) and 14a-3 to 14a-6)**
**(In the alternative to Count IV)**
**(Against Brancous)**

171. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

172. Under Rule 14a-3(a) of the Exchange Act, 17 C.F.R. § 240.14a-3(a), "[n]o solicitation subject to this regulation shall be made unless each person . . . is furnished . . . with a publicly-filed preliminary or definitive proxy statement."

173.     Defendant Brancous wrongly claimed exempt status when it issued a purported solicitation to stockholders advocating for Braemar to leverage the upcoming expiration of the Advisory Agreement to negotiate a lower Termination Payment.  As alleged herein, Brancous is in a group with the Ghassemieh Defendants, or at the very least is acting on behalf of Bob Ghassemieh.  As such, the February 2 Filing was not properly exempt under Rules 14a-2(b)(1)(iii), (vi), or (x).

174.     Thus, the February 2 Filing was subject to Rules 14a-3 to 14a-6, which, among other things, required Brancous to file a proxy statement along with its solicitation.  By filing an improper Notice of Exempt Solicitation and failing to furnish a proxy statement in accordance with the Rule 14a-3(a), Brancous has violated Rules 14a-2(b)(1) and 14a-3 to 14a-6.

175.     Plaintiff has no adequate remedy at law.  Without the injunctive relief requested herein, Plaintiff will suffer irreparable injury.  Defendants' failure to conduct their solicitation in compliance with the federal securities laws will deprive Plaintiff and its stockholders of the information necessary to evaluate Defendants' solicitations and their aims, and will secure for Defendants an unfair advantage in their efforts to undermine the sales process.

176.     Separate and apart from the irreparable harm Plaintiff has suffered and will continue to suffer, Defendants' actions have caused Plaintiff to suffer monetary damages, including fees and expenses that would not have been incurred but for Defendants' improper actions. Additionally, Defendants' actions may harm the Company by interfering with the Company's sales process, and potentially chilling bidders or negatively impacting bids.

## COUNT VII
**(Violation of Section 14(a) of the Exchange Act and Rule 14a-2(b)(1))**
**(In the alternative to Count IV)**
**(Against Brancous)**

177.    Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

178.    A filer who relies on Rule 14a-2(b)(1) for exemption is "deemed to have made an irrevocable election to maintain exempt status throughout the relevant soliciting period." 57 Fed. Reg. 48276, 48281 (Oct. 22, 1992).

179.    If Brancous is found to be neither in a group nor acting on behalf of the Ghassemieh Defendants, and if it is further found that Brancous was eligible to conduct an exempt solicitation under Rule 14a-2(b)(1), then Brancous must be bound to their election of exempt status.

180.    Brancous has recently abused the proxy solicitation process in an attempt at personal gain.  Months ago, Brancous brought suit against the Company alleging interference with a purported proxy campaign, all in an attempt to obtain leverage against the Company in connection with Brancous's efforts to purchase the Company at a vastly discounted valuation. Brancous alleged that the Company had violated the proxy rules, seeking an emergency injunction, but Brancous had not taken any serious steps in furtherance of proxy solicitation, such as filing a proxy statement or soliciting votes.

181.    Plaintiff has no adequate remedy at law.  Plaintiff risks irreparable harm by way of future improper attempts by Brancous to use a purported proxy solicitation for leverage against the Company, and confusion to the Company's stockholders resulting from the incorrect statements published through such processes.

182.    Accordingly, Plaintiff seeks injunctive relief requiring Brancous to remain in exempt status, and to not solicit proxies in connection with the subject matter of its "exempt solicitation" February 2 Filing in the future.

**COUNT VIII**
**(Violation of Section 20(b) of the Exchange Act)**
**(In the alternative to Count IV)**
**(Against Bob Ghassemieh)**

183.    Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

184.    Section 20(b) of the Securities and Exchange Act deems it "unlawful for any person, directly or indirectly, to do any act or thing which it would be unlawful for such person to do under the provisions of this chapter or any rule or regulation thereunder through or by means of any other person." 15 U.S.C. § 78t(b).

185.    Upon information and belief, Bob Ghassemieh collaborated with and directed Brancous to submit Brancous's February 2 Filing, which is not only an improper filing but also contains false and materially misleading information, in violation of Rules 14a-2(b)(1), 14a-3 to 14a-6, and 14a-9, as alleged herein.

186.    Brancous's conduct in filing the February 2 Filing constitutes an act or thing that would be unlawful if done directly by Bob Ghassemieh under the Exchange Act, including but not limited to violations of Sections 14(a) and/or 10(b) of the Exchange Act and the rules promulgated thereunder.

187.    Under Section 20(b), any person who violates securities laws through another person commits an unlawful act.  As such, by directing Brancous to file false, materially misleading, and improper solicitations, Bob Ghassemieh has violated Section 20(b).

188.    Defendants' actions have caused Plaintiff to suffer monetary damages, including fees and expenses that would not have been incurred but for Defendants' improper actions. Moreover, Defendants' actions may harm the Company by interfering with the Company's sales

process, and potentially chilling bidders or negatively impacting bids.   Additionally, the Company

has been harmed by shareholder confusion resulting from the February 2 Filing.

## COUNT IX
### (Violation of Section 20(a) of the Exchange Act)
### (Against Malbran)

189.   Plaintiff repeats and realleges each and every allegation above as if set forth in full

herein.

190.   Section 20(a) of the Securities and Exchange Act provides that "[e]very person

who, directly or indirectly, controls any person liable under any provision of this chapter or of any

rule or regulation thereunder shall also be liable jointly and severally with and to the same extent

as such controlled person to any person to whom such controlled person is liable[.]"  15 U.S.C. §

78t(a).

191.   At all relevant times, Malbran acted as a controlling person of Brancous within the

meaning of Section 20(a) of the Exchange Act.  By reason of his position of control and authority

as a principal and Managing Director of Brancous, Malbran had the power and authority to, and

did, cause Brancous to engage in the wrongful conduct complained of herein.

192.   Malbran was able to and did control, directly and indirectly, the content of

Brancous's statements alleged as false and misleading, as well as the fact and manner of Brancous

making such filings.  Indeed, Malbran signed his name to each filing Brancous made with the SEC.

193.   As alleged herein, Brancous's securities filings, which Malbran controlled and

signed, violated numerous rules promulgated under Section 14(a) of the Exchange Act.

Additionally, Malbran controlled and is responsible for Brancous's failure to disclose its

membership in a "group" with the Ghassemieh Defendants, in violation of Section 13(d).

194.    As a result of such conduct, Malbran is liable pursuant to Section 20(a) of the Exchange Act.

195.    Defendants' actions have caused Plaintiff to suffer monetary damages, including fees and expenses that would not have been incurred but for Defendants' improper actions. Moreover, Defendants' actions may harm the Company by interfering with the Company's sales process, and potentially chilling bidders or negatively impacting bids. Additionally, the Company has been harmed by shareholder confusion resulting from the February 2 Filing.

## PRAYER FOR RELIEF

WHEREFORE, Plaintiff Braemar respectfully requests that the Court enter judgment against Defendants as follows:

(a)    Declaring Defendants' failure to disclose their group on a Schedule 13D a violation of Section 13(d) of the Exchange Act and Rules 13d-1, 13d-5 and 13d-101;

(b)    Requiring Defendants to file corrective Schedule 13D disclosures with the SEC pursuant to Section 13(d) and Rules 13d-1, 13d-5 and 13d-101;

(c)    Entering an injunction prohibiting Defendants from any trading in the Company's common stock until they have filed the corrective disclosure required by Section 13(d) and Rules 13d-1, 13d-5 and 13d-101;

(d)    Enjoining Brancous from voting any shares acquired until they file a true and accurate Schedule 13D;

(e)    Declaring that that Defendants' solicitation activities violated Section 14(a) of the Exchange Act and Rules 14a-3 to 14a-6 and 14a-9;

(f)    Declaring that Defendants are not eligible for the exemption from the proxy solicitation rules provided under Rule 14a-2(b)(1);

(g)     Enjoining Defendants from engaging in any action in furtherance of unlawful solicitation activity in connection with the subject matter of their solicitation;

(h)     Requiring Defendants to file with the SEC corrective disclosures consistent with their obligations under Section 14(a) and Rules 14a-3 to 14a-6 and 14a-9;

(i)     Declaring that Brancous has made an irrevocable election to maintain exempt status with respect to the subject matter of the February 2 Filing;

(j)     Enjoining Brancous from making any future non-exempt proxy filings with respect to the subject matter of the February 2 Filing;

(k)     Declaring that Brancous has violated Rule 14a-6(g)(1) by its improper "Notice of Exempt Solicitation" filing;

(l)     Enjoining Brancous from making further improper "Notice of Exempt Solicitation" filings;

(m)     Declaring that a Section 4(a) Termination Event under the Standstill Agreement has occurred and that the Standstill Agreement is otherwise valid and binding;

(n)     Awarding monetary damages from Bob Ghassemieh's breaches of the Standstill Agreement and Brancous's and Malbran's tortious interference with the Standstill Agreement;

(o)     Awarding Plaintiff, as damages, its reasonably incurred costs, fees, and expenses as a result of Defendants' unlawful activities under the securities laws;

(p)     Awarding Plaintiff the costs and disbursements of pursuing this action, including, but not limited to, Plaintiff's attorney's fees and expenses; and

(q)     Granting Plaintiff such other and further relief as this Court may deem just and proper.

Dated:    March 11, 2026                    Respectfully submitted,


By:  */s/ Peter J. Martinez*
        Peter J. Martinez


**HOGAN LOVELLS US LLP**
Peter J. Martinez, Bar No. 28672
100 International Drive, Suite 2000
Baltimore, MD 21202
peter.martinez@hoganlovells.com
Tel: (410) 659-2700
Fax: (410) 659-2701

**WHITE & CASE LLP**
Glenn M. Kurtz (*pro hac vice* forthcoming)
gkurtz@whitecase.com
Camille M. Shepherd (*pro hac vice* forthcoming)
camille.shepherd@whitecase.com
1221 Avenue of the Americas
New York NY 10020
Tel: (212) 819-8200
Fax: (212) 354-8113

*Attorneys for*
Braemar Hotels & Resorts Inc.